**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**September 30, 2008**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**Martek Biosciences Corporation**

**File No. 000-22354 - CF# 22612**

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Martek Biosciences Corporation submitted an application under Rule 24b-2 for confidential treatment of information it excluded from the Exhibits to a Form 10-Q filed on September 9, 2008.

Based on representations by Martek Biosciences Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

| | |
|---|---|
| Exhibit 10.01 | through September 9, 2013 |

For the Commission, by the Division of Corporation Finance, pursuant to the delegated authority:

Patti J. Dennis
Chief, Office of Disclosure Support